FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2023

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated January 19, 2023

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 21 November 2022 (official registry number 1669), relating to the buyback programme of own shares (the “Buy-back Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs, on the basis of the information received from Goldman Sachs International as intermediary in charge of executing the Buy-back Programme, that it has carried out the following transactions over its own shares between 12 and 18 January 2023 (both inclusive):

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
12/01/2023	SAN	Purchase	XMAD	462,845	3.0831
13/01/2023	SAN	Purchase	XMAD	7,500,000	3.1337
13/01/2023	SAN	Purchase	CEUX	2,500,000	3.1313
16/01/2023	SAN	Purchase	XMAD	1,188,933	3.1091
17/01/2023	SAN	Purchase	XMAD	7,066,389	3.1059
17/01/2023	SAN	Purchase	CEUX	3,500,000	3.1051
18/01/2023	SAN	Purchase	XMAD	5,000,000	3.1426
18/01/2023	SAN	Purchase	CEUX	2,000,000	3.1417
			TOTAL	29,218,167

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 19 January 2023

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 12/01/2023 and 18/01/2023 (both inclusive) (https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-12-a-18-enero-23-es.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	January 19, 2023	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance